SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  02 November 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Americas RevPAR Growth Announcement dated 23 October 2012
99.2	Total Voting Rights

Exhibit 99.1

24 October, 2012

InterContinental Hotels Group PLC announces Third Quarter Americas RevPAR Growth at Annual Conference for Hotel Owners

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences today. Details of revenue per available room (RevPAR) for IHG's brands in the US and Americas for July, August and September 2012, for the third quarter 2012 and for the nine month period to 30 September 2012 will be disclosed at this conference and are tabled below.

IHG comparable US RevPAR for the nine months to 30 September 2012 grew 6.3%, driven predominantly by rate up 4.3%. Third quarter US RevPAR growth was slightly softer at 4.6%, with 4.0% rate growth, reflecting the shift in timing of certain holidays which adversely impacted results in both July and September.

The US industry continues to benefit from a favourable supply and demand dynamic. Supply growth remains well below historic levels and the industry has broken monthly records for room nights sold in each of the past nineteen months, although the pace of demand growth is expected to continue to slow.

IHG's full third quarter results will be announced at 7am UK time on 6 November when further commentary will be provided.

US Comparable RevPAR Growth (constant currency)	July 2012¹	August 2012	Sept 2012²	Third Quarter 2012	Nine months to 30 Sept 2012
InterContinental	8.3%	10.1%	6.9%	8.4%	8.7%
Crowne Plaza	5.1%	6.5%	2.0%	4.5%	5.6%
Holiday Inn	4.7%	6.5%	3.8%	5.0%	6.4%
Holiday Inn Express	3.7%	5.6%	2.5%	4.0%	6.6%
Staybridge Suites	3.3%	3.9%	3.0%	3.4%	3.9%
Candlewood Suites	3.8%	4.2%	2.3%	3.4%	3.5%
Hotel Indigo	9.2%	12.1%	4.7%	8.6%	11.0%
Total US	4.4%	6.1%	3.1%	4.6%	6.3%

Note:

¹ July results were adversely impacted by the mid-week timing of the July 4th holiday.
² September results were adversely impacted by the change in timing of certain religious holidays, with some corresponding benefit expected in October.

Americas Comparable RevPAR Growth (constant currency)	July 2012¹	August 2012	Sept 2012²	Third Quarter 2012	Nine months to 30 Sept 2012
InterContinental	9.5%	10.4%	6.3%	8.6%	9.3%
Crowne Plaza	5.1%	6.1%	2.1%	4.4%	5.5%
Holiday Inn	4.0%	6.5%	3.9%	4.8%	6.2%
Holiday Inn Express	3.6%	5.7%	2.4%	3.9%	6.5%
Staybridge Suites	3.5%	3.8%	3.0%	3.4%	3.8%
Candlewood Suites	3.7%	4.2%	2.3%	3.4%	3.5%
Hotel Indigo	8.8%	11.2%	3.5%	7.8%	10.2%
Total Americas	4.3%	6.2%	3.2%	4.6%	6.3%

Note

¹ July results were adversely impact by the mid-week timing of the July 4th holiday
²September results were adversely impacted by the change in timing of certain religious holidays, with some corresponding benefit expected in October.

For further information, please contact:

Investor Relations (Catherine Dolton, Isabel Green):	+44 (0)1895 512 176
Media Relations (Yasmin Diamond, Kari Kerr):	+44 (0)1895 512 299	+44 (0)7770 736 849

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 67 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit 99.2

INTERCONTINENTAL HOTELS GROUP PLC

Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 October 2012, InterContinental Hotels Group PLC's issued share capital consists of 272,225,410 ordinary shares of 14 194/329 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 272,225,410.

The above figure, 272,225,410, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

31 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 November 2012